SAGEMARK MANAGEMENT LLC
                          700 Gemini Street, Suite 104
                              Houston, Texas 77058

                                November 17, 2000

The Sagemark Companies, Ltd.
c/o Martin Siegel, Esq.
Berlack, Israels & Liberman LLP
120 West 45th Street
New York, NY 10036

                             Re: SAGEMARK CAPITAL LP

Gentlemen:

         This shall confirm the agreement of Sagemark Management LLC ("SML"), the General Partner of Sagemark Capital LP (the "Partnership"), not to request or demand of The Sagemark Companies, Ltd. ("Sagemark") pursuant to the applicable provisions of the Agreement of Limited Partnership of the Partnership dated November 30, 1999, as the same may be amended from time to time hereafter (the "Partnership Agreement"), any of the $333,155 balance of Sagemark's $4,920,000 capital contribution commitment until such time as:

         (1) each other limited partner of the Partnership which has not yet fully funded its capital contribution commitment to the Partnership contributes to the capital of the Partnership an amount which will result in such limited partner having contributed to the Partnership the same percentage of such limited partner's total capital contribution commitment to the Partnership as the capital thus far contributed to the Partnership by Sagemark bears to Sagemark's total capital contribution commitment to the Partnership (which is 93% as of the date hereof); and

         (2) the Partnership draws down or otherwise receives from the Small Business Administration (the "SBA") all of the investment funds to which the SBA determines that the Partnership is entitled under the Small Business Investment Company Act of 1958, as amended, based upon the Partnership's total capital contributions at such time as all of the limited partners have contributed capital to the Partnership against their total capital contribution commitments in equal percentages based upon their original capital contribution commitments to the Partnership; and

         (3) all of such capital contributions and investment funds referred to in clauses (a) and (b) above are fully invested by the Partnership.

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The Sagemark Companies, Ltd.
November 17, 2000
Page 2

         At such time, if any, that the requirements of clauses (a) through (c) have been met, to the extent that SML thereafter requests or demands that the limited partners contribute any such additional capital to the Partnership pursuant to their commitments under the Partnership Agreement to provide such capital, SML will require each limited partner to contribute any such additional capital to the Partnership at the same time and in amounts equal in percentage to each limited partner's respective total capital contribution commitments to the Partnership (and Sagemark will only be required to make any such additional capital contribution to the extent that such other limited partners pay to the Partnership any such additional capital contributions).

         As of the date hereof, each of the following limited partners will be required to contribute additional capital to the Partnership in the amounts set forth below opposite their names in order to satisfy the requirements of clause
(a) above:

                  Donald F. Moorehead                $197,500

                  George O. Moorehead                $197,500

                  Founders Equity Group, Inc.        $465,000

         In addition, at no time will SML offset against Sagemark's capital contribution commitment any sums or amounts due by the Partnership to Sagemark in the absence of Sagemark's prior written consent and SML will pay to Frank DeLape and Richard Young all amounts to which they are entitled from all distributions received by SML from the Partnership pursuant to Section 3.19 of the Partnership Agreement, contemporaneously with SML's receipt of any such distributions.

         Upon the written request of Sagemark, SML will appoint Ted Shapiro to the Advisory Board of the Partnership which is provided for in Section 2.6 of the Partnership Agreement and, upon such appointment, the Advisory Board (which will consist of at least one other designee of SML) will be available for weekly meetings or communications with SML (or, if circumstances require, more frequent meetings or communications).

         In consideration of the payments to Sagemark on the date hereof of $113,863 and $12,917.82 (this latter payment representing reimbursement for the period November 1, 2000 through November 10, 2000), the January 1, 2000 Reimbursement Agreement between Sagemark and SML is hereby terminated and neither Sagemark nor SML has any further obligations or responsibilities thereunder.

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The Sagemark Companies, Ltd.
November 17, 2000
Page 3

         Effective November 1, 2000, the monthly management fee payable to SML by the Partnership under the Partnership Agreement will be $46,875 during the remainder of the term of the Partnership Agreement, subject to adjustment as provided under Section 2.5(a) of the Partnership Agreement. SML agrees that the Partnership owes it the sum of $118,750 in management fees for the period August 4, 2000 through October 31, 2000 (all such management fees for periods prior to August 4, 2000 having been fully paid by the Partnership).

         Effective as of the date hereof, SML will assume all obligations of Sagemark under that certain equipment lease agreement (Canon Fax Machine) dated June 2, 1999 between Consolidated Technology Group Ltd. and Ikon Office Solutions.

         Notwithstanding the provisions of Section 6.9 of the Transition Agreement dated as of November 17, 2000 by and among Sagemark, Frank DeLape, Richard Young and Edward Bright, Sagemark hereby acknowledges that the transactions contemplated by this letter agreement constitute transactions which are the subject of such Section.

         Each of the signatories to this Agreement have duly authorized this Agreement and this Agreement will be binding upon each of them.

                                                     Very truly yours,

                                                     SAGEMARK MANAGEMENT LLC

                                        By: /s/ RICHARD YOUNG
                                           ------------------------------------
                                           Richard Young, Authorized Member

                                        THE SAGEMARK COMPANIES, LTD.

                                        By: /s/ RICHARD YOUNG
                                           ------------------------------------
                                           Richard Young, President and Chief
                                           Operating Officer